SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-41980

SENSTAR TECHNOLOGIES CORPORATION
 (Translation of registrant’s name into English)

119 John Cavanaugh Drive
Ottawa, Ontario
Canada, K0A 1L0
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statement on Form S-8 (File No. 333-282348).

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press Release: Senstar Technologies Corporation Reports Third Quarter 2024 Financial Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2024

Senstar Technologies Corporation

By: /s/ Alicia Kelly
Name: Alicia Kelly
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Senstar Technologies Corporation Reports Third Quarter 2024 Financial Results.